MAIL STOP 3561

November 16, 2005

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

      Re:	Highbury Financial Inc.
   Amendment No. 2 to Registration Statement on
   Form S-1
   Filed October 28, 2005
   File No. 333-127272

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment five of our letter dated
October
27, 2005. Please revise the document to reflect the supplemental disclosure that explains how the offering amount was determined.

2. Provide disclosure in the prospectus regarding when the distribution ends. Disclosure such as the distribution ends at the closing of the IPO is not appropriate. The disclosure should relate to timing such as when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised.

Use of Proceeds, page 24

3. We note your response to comment seven by revising to state that
"some of the working capital" may be used to fund a down payment. As you have not yet contemplated or located a specific company, please revise to clarify if any down payment would be limited to what you have available for working capital. For instance, if you located a suitable company, but such company wanted a down payment greater than the proceeds you have reserved in working capital, does this fact alone preclude you from pursuing the target company?

Proposed Business, page 32

4. We note the last three paragraphs on page 33 are repeated in the first three paragraphs on page 40. Please revise to limit such repetition.

5. We note your response to comment nine. While you have removed the bullet item discussing your advantages over other blank check companies, you continue to state that targets may favor you over "other blank check companies." Please revise to substantiate your "advantage" over other blank check companies.

6. We note your response to comment 10. We noted previously that you will not pay a source unless you engaged it. You further state that you could receive proposals from unsolicited sources. As such, the unsolicited sources would be directing you to targets even though they would not receive any compensation. Please revise to discuss the basis for your belief that unaffiliated/unsolicited sources would introduce you to targets even though you have committed to not provide them with any compensation.

Certain Relationships and Related Transactions, page 48

7. We note your response to comment 14. As the payment by Broad Hollow could be in the form of the call and "cash or other bonuses,"
it directly contradicts the sentence beginning with "neither we nor
any other person or entity will pay. . . ."  Because of such contradiction and the fact that the subject disclosure does not appear until penultimate paragraph of the Item 404 of Regulation S-K disclosure, please revise the disclosure to cite to the specific page in the Item 404 disclosure and clarify on page 35 that Broad Hollow could also pay cash or other bonuses for individuals` participation in the search, organization, and due diligence of a target company.

8. We note your response to comment 15 and reissue the comment. Please review Item 401 of Regulation S-K and revise your Item 401 disclosure accordingly. In particular, we direct your attention to
Item 401(e). Regardless if you have disclosed else where any affiliation with Broad Hollow, your Item 401 disclosure does not discuss such relationships.

Financial Statements

Notes to Financial Statements

Note C - Proposed Offering, F-9

9. We noted your revised disclosure regarding your estimate of the fair value of the Unit Purchase Option, in particular your assumption used for volatility. It is not clear to us how you determined the median price volatility of 269 financial services firms with market capitalizations up to $500 million is appropriate, considering 150 of those firms used in your analysis have market capitalizations in excess of $200 million. Your representative sample appears too broad. Please justify how the firms you have selected in your analysis (i.e. with market capitalizations up to $500 million) are most representative of your future operations. Refer to paragraphs
A45 through A48 of SFAS 123(R) for additional guidance. Please advise or revise


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Ann Chamberlain
	Fax #  (212) 752-5378

??

??

??

??

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
November 16, 2005
Page 1